Exhibit 21.1
Subsidiaries of the Registrant

Legal Name	Jurisdiction of Incorporation
Galactic Co., LLC (formerly TSC, LLC)	Delaware
Galactic Enterprises, LLC (formerly Virgin Galactic, LLC)	Delaware
Vehicle Holdings, Inc. (formerly TSC Vehicle Holdings, Inc.)	Delaware
Virgin Galactic, LLC (formerly VGH, LLC)	Delaware
Virgin Galactic Vehicle Holdings, Inc.	Delaware
Virgin Galactic Limited	England and Wales
FANME Development, LLC	New Mexico